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[BRYAN CAVE LLP LOGO]                                [BRYAN CAVE LLP LETTERHEAD]


June 1, 2005


VIA EDGAR AND BY COURIER
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention:  H. Roger Schwall
            Assistant Director

RE:         ORCHIDS PAPER PRODUCTS COMPANY
            REGISTRATION STATEMENT ON FORM S-1
            FILE NO. 333-124173
            FILED APRIL 19, 2005

Dear Mr. Schwall:

We are writing this letter on behalf of Orchids Paper Products Company (the "Company" or "Orchids") in response to the letter of the Staff of the Commission dated May 18, 2005 regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company's response. We are enclosing a copy of the Pre-Effective Amendment No. 1 to the registration statement, together with copies which are marked to show the changes from the initial filing.

GENERAL

      1. WHERE COMMENTS ON A SECTION ALSO RELATE TO DISCLOSURE IN ANOTHER SECTION, PLEASE MAKE PARALLEL CHANGES TO ALL AFFECTED DISCLOSURE. THIS WILL ELIMINATE THE NEED FOR US TO REPEAT SIMILAR COMMENTS.

            Response: The Company has taken into account the Staff's comments in revising the registration statement and has made parallel changes to all affected disclosure in accordance with your request.

      2. PLEASE MONITOR YOUR NEED TO UPDATE YOUR FINANCIAL STATEMENTS, AS REQUIRED BY REGULATION S-X, RULE 3-12. ADDITIONALLY, PLEASE


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H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            PROVIDE UPDATED CONSENTS FROM YOUR INDEPENDENT ACCOUNTANTS IN THE NEXT AMENDMENT.

            Response: The amended registration statement includes financial statements for the quarter ended March 31, 2005. The Company will continue to monitor its need to update its financial statements, as required by Regulation S-X, Rule 3-12. Included with the amended registration statement is an updated consent from our independent accountants. Please note that we have determined that pricing allowances originally classified as selling expenses are more appropriately classified as deductions from net sales. Accordingly, we have made appropriate modifications throughout the registration statement to reflect this change.

      3. WE WILL NEED TIME TO REVIEW ALL NEW DISCLOSURE, ANY ADDITIONAL PROPOSED ARTWORK OR GRAPHICS AND ALL OMITTED EXHIBITS, INCLUDING THE OPINION OF COUNSEL. YOU CAN EXPEDITE THE REVIEW PROCESS BY PROVIDING ALL THIS INFORMATION AND ALL THESE DOCUMENTS PROMPTLY. WE MAY HAVE ADDITIONAL COMMENTS.

            Response: The amended registration statement includes the following previously omitted exhibits:
                  Form of Underwriting Agreement;
                  Bank Commitment Letter;
                  Form of Warrant; and
                  Form of Indemnification Agreement.

            The Company does not anticipate adding any additional art work to the registration statement.

      4. PROVIDE UPDATED DISCLOSURE IN EACH AMENDMENT. FOR EXAMPLE, INCLUDE ANY NEW INFORMATION RELATING TO THE CONSTRUCTION LOAN COMMITMENT LETTER, THE PROPOSED LISTING BY THE AMERICAN STOCK EXCHANGE, ANY DEVELOPMENTS RELATED TO RULE 2720 AND ANY REVIEW BEING CONDUCTED BY THE NASD, AND SUPPLY THE OMITTED ESTIMATES UNDER ITEM 13 IN PART II. ALSO, ELIMINATE THE SUGGESTION AT PAGE I THAT THE DISCLOSURE IS CURRENT "ONLY AS OF" THE DATE OF THE PROSPECTUS.

            Response: On May 6, 2005, the Company entered into a commitment letter with the Bank of Oklahoma, as agent, for the construction loan. The Company has revised the disclosure in the section entitled "Description of Indebtedness" to reflect this recent development. The Company has also included the commitment letter as Exhibit 10.9. The Company has updated the disclosure in the section entitled "Underwriting" in response to comments received from the NASD. In addition, the Company has supplied the information previously omitted from "Item 13. Other Expenses of Issuance and Distribution" and eliminated the suggestion at page i that the disclosure is current "only as of" the date of the prospectus. The Company will continue to

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            review and update the disclosure in each amendment in light of developments in its business.

      5. PLEASE PROVIDE DISCLOSURE REGARDING QUANTITATIVE AND QUALITATIVE EXPOSURE TO MARKET RISK AS REQUIRED BY ITEM 305 OF REGULATION S-K.

            Response: The Company's only significant exposure to market risk is interest on variable rate debt, which has been disclosed in the sections entitled "Management Discussion & Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Risk Factors - Our Exposure to Variable Interest Rates May Affect Our Financial Health". We do not believe that any further disclosure is helpful.

TABLE OF CONTENTS, PAGE i

      MARKET AND INDUSTRY DATA, PAGE i

      6. YOU INCLUDE SIMILAR DISCLAIMER LANGUAGE AT PAGE 64. FIRST, THIS INFORMATION SHOULD NOT APPEAR PRIOR TO THE RISK FACTORS SECTION. SECOND, BECAUSE YOU ARE RESPONSIBLE FOR BOTH THE ACCURACY AND COMPLETENESS OF THE DISCLOSURE THAT APPEARS IN YOUR DOCUMENT, ANY SUGGESTION OR IMPLICATION TO THE CONTRARY IS INAPPROPRIATE. FINALLY, THE READER IS ENTITLED TO RELY UPON ALL DISCLOSURE YOU PROVIDE. REVISE ALL RELATED DISCLOSURE ACCORDINGLY.

            Response: The Company has moved the disclaimer language regarding market and industry information from page i to page 16, after the Risk Factors section. The Company has also deleted the language in the section entitled "Market and Industry Data" and in the section entitled "Where You Can Find More Information" to eliminate the suggestion that the Company is not responsible for the accuracy or completeness of the information included in the prospectus or that the reader should not rely on certain information included in the prospectus.

Prospectus Summary, page 1

      7. REVISE TO PROVIDE A SUMMARY THAT IS BALANCED. FOR EXAMPLE, IT APPEARS INCOMPLETE WITHOUT MENTIONING THAT YOUR BIGGEST COMPETITOR ALSO HAS A PLANT IN YOUR DISTRIBUTION AREA, THAT IT WILL TAKE YOU AN ESTIMATED 18 MONTHS TO PUT INTO OPERATION THE NEW PAPER MACHINE -- THE FINANCING OF WHICH HAS NOT YET BEEN OBTAINED -- AND THAT IN 2003 YOU LOST A MATERIAL CUSTOMER AND ANOTHER REDUCED THE NUMBER OF DISTRIBUTION CENTERS YOU SERVICE.

            Response: The Company has revised the summary beginning on page 1 to provide a more balanced description of the Company's business and has added a new risk factor

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H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            entitled "Our Earnings per Share will decrease dramatically immediately following this offering." to disclose the risk to the Company associated with time lapse before the new paper machine becomes fully operational.

      8. PROVIDE US WITH OBJECTIVE SUPPLEMENTAL SUPPORT FOR THE STATEMENTS YOU MAKE REGARDING YOUR RELATIVE MARKET SHARE, YOUR STATUS AS A "LEADER" AND YOUR STATUS AS ONE OF THE LOWEST COST ISSUE PRODUCERS IN YOUR MARKET. WE NOTE THE DISCLOSURE IN THAT REGARD AT VARIOUS PLACES IN YOUR DOCUMENT, INCLUDING AT PAGE 36.

            Response: As disclosed in the prospectus, the Company believes that it has a market share in the value retail channel of approximately 12%.

            Based on information obtained from RISI, an independent paper and forest products industry research firm, the tissue industry in the U.S. had total revenue of approximately $12.7 billion in 2004. Based on data derived from the information obtained from RISI, the consumer market represented approximately 67%, or approximately $8,509,000,000, of the total tissue industry. According to Nielsen, in 2004, approximately 3.5% of the consumer market, thus we calculate approximately $297,815,000, was sold to the value retail channel. Since Orchids' 2004 sales in the value retail channel was $37,500,000, Orchids' market share of the total of the value retail channel was approximately 12% in 2004.

            Dollar General, the largest U.S. value retailer, and the Company's largest customer, has informed the Company that approximately half of its tissue products sold are in the private label segment of the consumer tissue market. As indicated above, the Company has a market share in the value retail channel of approximately 12%.

            Assuming Dollar General is representative of other retailers in the value retail channels (in terms of the private label tissue products sold as a percentage of total tissue products sold), the Company estimates that it has approximately 24% of the total private label consumer tissue market. Accordingly, based on percentage of this market, the Company believes it has a leading position supplying private label tissue products to value retailers.

            As noted in the prospectus, the Company's senior management team has an average of 20 years experience in the paper business. The Company's CEO and CFO had been employed at other tissue producers including Proctor and Gamble and Kruger. Based upon such experiences, management knows that these companies have higher cash costs per ton to produce tissue products. In addition, one of the Company's direct competitors, Cascades, reported its 2004 cash costs per ton of tissue products sold as $1,599 compared to the Company's cost of $1,371 per ton.

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H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


      9. YOU STATE THAT IN 2004 YOU GENERATED "PRO-FORMA NET INCOME OF $1.0 MILLION." PLEASE EXPLAIN TO US AND DISCLOSE IN THE DOCUMENT WHY YOU HAVE USED PRO-FORMA INCOME AS COMPARED TO ACTUAL INCOME. EXPLAIN HOW YOU DEFINE PRO-FORMA NET INCOME.

            Response: The pro forma net income referred to on page 1 of the prospectus summary and on page 42 under "Business - Overview of our Business" is set forth in a table on page 5 under "Summary Financial Data". Since pro forma net income is substantially the same amount as combined actual net income, we initially chose to disclose the pro forma figure. Since net income, pro forma or actual, is not relevant to the discussion on page 1 or page 42, we have elected to delete references to net income in both instances.

      10. WE NOTE YOU HAVE PRESENTED THE FINANCIAL INFORMATION WITHIN THE PROSPECTUS AND THROUGHOUT YOUR FINANCIAL STATEMENTS AS PREDECESSOR/SUCCESSOR AS A RESULT OF THE ACQUISITION BY ORCHIDS ACQUISITION GROUP, INC. IN MARCH 2004. PLEASE EXPLAIN TO US WHY YOU CONCLUDED IT WAS APPROPRIATE TO DISCUSS AND PRESENT YOUR FINANCIAL STATEMENTS BASED ON A PREDECESSOR/SUCCESSOR PRESENTATION. PLEASE INCLUDE ANY APPLICABLE LITERATURE TO SUPPORT YOUR RESPONSE.

            Response: The following guidance is found in the Division of Corporation Finance Accounting Disclosure Rules and Practices Manual (Training Manual), para. 23,313, Topic 1 G, "Predecessor Financial Statements":

                  "Financial information of a registrant's predecessor is required for all periods prior to the registrant's existence, with no lapse in audited periods or omission of other information required about the registrant. Any interim period of the predecessor prior to its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Schedules required by SX Article 12 are required for predecessor entities.

                  What is a predecessor entity?
                  The definition of "predecessor" at RC 405 is very broad. For purposes of financial statements, the staff generally does not require designation of an acquired business as a predecessor except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired."

            On March 1, 2004, Orchids Acquisition Group, Inc. ("OAG") acquired 100% of the outstanding common stock of Orchids Paper Products Company. Prior to the acquisition, OAG had no operations, having been formed on November 2003. On

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H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            March 1, 2004, OAG succeeded to all of the business of Orchids Paper Products Company. As a result, we have designated the financial position and results of operations of Orchids Paper Products Company prior to March 1, 2004, as that of the predecessor, and we have designated the financial position and results of operations of OAG, consolidated with Orchids Paper Products Company, subsequent to March 1, 2004, as that of the successor.

      11. ADDITIONALLY, PLEASE EXPLAIN TO US WHY YOU DETERMINED IT WAS APPROPRIATE TO APPLY PURCHASE ACCOUNTING TO THE ACQUISITION BY ORCHIDS ACQUISITION GROUP. PLEASE INCLUDE ANY APPLICABLE LITERATURE TO SUPPORT YOUR RESPONSE.

            Response: As set forth in Note 2 to the financial statements, OAG acquired all of the outstanding shares of capital stock of Orchids Paper Products Company. The transaction was completed on March 1, 2004 by the payment of cash and the assumption of certain debt. This transaction qualifies as a business combination described in paragraph 9 of Statement of Financial Accounting Standards No. 141:

                  "For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities."

            The acquisition described in Note 2 meets the definition of a business combination of SFAS 141. Accordingly, the purchase method of accounting for business combinations required by SFAS No. 141 was used to account for the transaction.

      Risk Factors, page 7

      12. RATHER THAN INDICATING THAT YOU CANNOT "BE CERTAIN," "ASSURE" OR "PREDICT" A PARTICULAR OUTCOME, DISCLOSE THE RISK PLAINLY AND IDENTIFY THE POTENTIAL HARM THAT COULD RESULT IN THE EVENT THE RISK IS REALIZED. SIMILARLY, ELIMINATE LANGUAGE THAT MITIGATES THE RISK YOU PRESENT, INCLUDING CLAUSES THAT BEGIN "ALTHOUGH" OR "WHILE."

            Response: The Company has revised the section entitled "Risk Factors" to more plainly disclose the risk and identify the particular harm that could result in the event the risk is realized. The Company has also eliminated mitigating language from the "Risk Factor" section.

      "We have significant indebtedness", page 8

      13. CONSIDER MOVING TO A NEW RISK FACTOR UNDER AN APPROPRIATELY DESCRIPTIVE CAPTION, THE RISKS RELATED TO YOUR EXPOSURE TO FLUCTUATING INTEREST RATES. WE NOTE THE DISCLOSURE YOU PROVIDE IN THE LAST PARAGRAPH IN THAT REGARD.

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            Response: The Company has created a new risk factor entitled "Our exposure to variable interest rates may effect our financial condition" to address the risks related to the Company's exposure to fluctuating interest rates.

      "THE AVAILABILITY OF AND PRICES FOR ENERGY", PAGE 9

      14. TAILOR THE RISK FACTOR DISCUSSION TO YOUR PARTICULAR CIRCUMSTANCES, AND MAKE CLEAR HOW ENERGY PRICES IMPACT YOUR FINANCIAL CONDITION. CONSIDER, FOR EXAMPLE, HIGHLIGHTING MORE RECENT PERIODS IN WHICH YOU MAY BE EXPERIENCING HIGHER PRICES AND MORE PRICE AND SUPPLY VOLATILITY RELATIVE TO PRIOR PERIODS.

            Response: The Company has revised the risk factor entitled "The availability of and prices for energy will significantly impact our business" to more particularly describe the Company's particular circumstances and to make it clear how energy prices impact the Company's financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 21

COMPARATIVE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004, PAGE 21

      15. ONE OF THE OBJECTIVES OF MD&A IS TO PROVIDE READERS WITH AN EXPLANATION OF PRIOR RESULTS AS WELL AS THE POTENTIAL VARIABILITY OF EARNINGS AND CASH FLOWS, SO THE READER CAN ASCERTAIN THE LIKELIHOOD THAT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE. PLEASE PROVIDE A DISCUSSION OF SPECIFIC FACTORS MANAGEMENT IS AWARE OF THAT COULD POSITIVELY OR NEGATIVELY AFFECT THE AMOUNT OF SALES AND EXPENSE ITEMS IDENTIFIED IN MD&A. REFER TO FRC SECTION 501.12 FOR FURTHER GUIDANCE.

            Response: The Company has revised the section entitled "Management Discussion and Analysis of Financial Condition and Results of Operations" to include a discussion of the specific factors that could positively or negatively affect the amount of sales and expenses items discussed in that section.

      Liquidity and Capital Resources, page 25

      16. IN YOUR DISCUSSION REGARDING CASH PROVIDED BY OPERATING ACTIVITIES YOU REFER TO A DEFERRED TAX EXPENSE PRIMARILY RELATED TO BOOK VERSUS TAX DEPRECIATION. PLEASE BE AWARE THAT PURSUANT TO REGULATION S-K
            ITEM 303, THE LIQUIDITY AND CAPITAL RESOURCE DISCUSSION SHOULD FOCUS ON MATERIAL SOURCES AND USES OF CASH. AS SUCH, PLEASE REMOVE SUCH DISCLOSURE OR EXPLAIN TO US WHY YOU FEEL IT IS APPROPRIATE TO INCLUDE A DISCUSSION OF DEFERRED TAX ITEMS WITHIN THIS SECTION.

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            Response: The Company has revised the disclosure in the section entitled "Liquidity and Capital Resources" to remove all references to deferred taxes in the discussion of cash flows from operating activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 28

      17. WE NOTE YOU HAVE IDENTIFIED REVENUE RECOGNITION AS AN AREA OF ACCOUNTING YOU REGARD AS CRITICAL DUE TO THE ESTIMATES AND ASSUMPTIONS INVOLVED IN THE APPLICATION OF THESE ACCOUNTING POLICIES. YOUR CURRENT DISCLOSURE APPEARS TO BE MORE DESCRIPTIVE OF GENERAL ACCOUNTING POLICIES UTILIZED, RATHER THAN ANY SPECIFIC UNCERTAINTIES UNDERLYING YOUR SPECIFIC ESTIMATES AND ASSUMPTIONS.

      PLEASE REVISE YOUR DISCLOSURES TO ADDRESS THE FOLLOWING:

         o  WHY YOU CONSIDER THE ITEM TO BE CRITICAL TO YOUR COMPANY,

         o THE MATERIAL ESTIMATES AND ASSUMPTIONS MADE BY MANAGEMENT UNDERLYING THE CRITICAL ACCOUNTING POLICIES,

         o AN ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING THE POLICY AND THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS APPLICATION,

         o AN ANALYSIS OF HOW YOU ARRIVED AT THE MEASURE AND HOW ACCURATE THE ESTIMATE OR UNDERLYING ASSUMPTIONS HAVE BEEN IN THE PAST, AND

         o AN ANALYSIS OF YOUR SPECIFIC SENSITIVITY TO CHANGE BASED ON OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND HAVE A MATERIAL EFFECT.

      YOU SHOULD PROVIDE QUANTITATIVE AS WELL AS QUALITATIVE DISCLOSURE WHEN QUANTITATIVE INFORMATION IS REASONABLY AVAILABLE AND WILL PROVIDE MATERIAL INFORMATION FOR INVESTORS. IN ADDITION, IDENTIFY INSTANCES WHERE YOU HAVE CHANGED ASSUMPTIONS AND ESTIMATES IN THE PAST AND INDICATE HOW THESE CHANGES IMPACTED YOUR FINANCIAL STATEMENTS. PLEASE REFER TO FRC SECTION
      501.14 FOR FURTHER GUIDANCE.

      PLEASE ALSO REVISE YOUR DISCUSSION INCLUDED IN THE NOTES TO FINANCIAL STATEMENTS, NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, INCLUDED ON PAGE F-8, TO INCLUDE THE ACCOUNTING ESTIMATES, ASSUMPTIONS AND CIRCUMSTANCES SPECIFIC TO YOUR REVENUE RECOGNITION POLICY.

      Response: Upon further consideration of the guidance of FRC Section 501, we have determined that the Company's revenue recognition is not subject to significant management judgment or estimates. We will remove the paragraph entitled "Revenue recognition" from

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H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


      the disclosure of significant accounting policies and estimates. No change will be required in Note 1 - Summary of Significant Accounting Policies on page F-8.

      While the amounts are less material, we have determined that the allowance for doubtful accounts and inventory valuation reserve do meet the guidance of FRC Section 501. We have included disclosures in Critical Accounting Policies and Estimates for allowance for doubtful accounts and inventory valuation reserves and have modified the accounting policy disclosure accordingly.

NON-GAAP DISCUSSION, PAGE 29

      18. WE NOTE YOU PRESENT ADJUSTED EBITDA AS A NON-GAAP PERFORMANCE MEASURE. AS INDICATED AT ITEM 10(e)(ii)(B) OF REGULATION S-K, YOU MAY NOT ADJUST NON-GAAP PERFORMANCE MEASURES TO ELIMINATE OR SMOOTH ITEMS IDENTIFIED AS NON-RECURRING, INFREQUENT OR UNUSUAL, WHEN THE NATURE OF THE CHARGE OR GAIN IS SUCH THAT IT IS REASONABLY LIKELY TO RECUR WITHIN TWO YEARS OR THERE WAS A SIMILAR CHARGE OR GAIN WITHIN THE PRIOR TWO YEARS. IN THIS REGARD, WE NOTE YOU ADJUST THIS MEASURE TO EXCLUDE PAYMENTS ON OPERATING LEASES AND MANAGEMENT INCENTIVE PAYMENTS. PLEASE REVISE YOUR NON-GAAP PERFORMANCE MEASURE TO NO LONGER ADJUST FOR THESE RECURRING ITEMS. TO THE EXTENT YOU BELIEVE WHAT WE HAVE IDENTIFIED AS RECURRING ARE ACTUALLY NON-RECURRING, PROVIDE DETAILED EVIDENCE TO SUPPORT YOUR POSITION.

            UNDER CERTAIN LIMITED CIRCUMSTANCES A NON-GAAP PERFORMANCE MEASURE MAY BE ADJUSTED FOR RECURRING ITEMS; HOWEVER, COMPANIES MUST MEET THE BURDEN OF DEMONSTRATING THE USEFULNESS OF ANY MEASURE THAT EXCLUDES RECURRING ITEMS. REFER TO QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES. PLEASE NOTE THAT IT IS UNDER LIMITED CIRCUMSTANCES WHEN WE WOULD ALLOW THE PRESENTATION OF A NON-GAAP PERFORMANCE MEASURE THAT HAS BEEN ADJUSTED FOR RECURRING ITEMS.


      Response: We understand that, while we believe them to be non-recurring, the adjustments referred to for "payments on operating lease" and "management incentive payments" do not meet the strict criteria set forth in Item 10(e)(ii)(B) because each has occurred more than once in the prior two years. However, we believe the staff should consider an exception for the reasons outlined below.

      Our intent in adjusting for these items is to give the investor additional information from a forward looking standpoint. Both the operating lease and the management incentive plan have been terminated and will not recur. We understand that adjusting for these items has the effect of increasing historical adjusted EBITDA, which could be viewed as overstating the Company's performance. However, our concern is that not disclosing this information could

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


      expose us to the argument that we failed to properly inform investors of the full extent of the negative impact the issues discussed in "Management Discussion and Analysis of Financial Condition and Results of Operations" have had on EBITDA in recent periods. Perhaps our point is better illustrated by examining our proposed disclosure for the first quarter of 2005:

                                                Predecessor        Successor          Combined          Successor
                                             -------------------------------------------------------------------------
                                                Two Months         One Month        Three Months       Three Months
                                                   Ended             Ended              Ended             Ended
                                             February 29, 2004   March 31, 2004    March 31, 2004     March 31, 2005
                                                                          (in thousands)
      Net Income (Loss)                            ($272)             ($84)             ($356)           $  346
        Plus: Interest expense, net                   45                96                141               369
        Plus: Income tax expense                      66                10                 76               148
        Plus: Depreciation                           384               112                496               321
                                                  ------             -----             ------            ------
      EBITDA                                         223               134                357             1,184

        Plus: Payments on operating lease            193                96               2898                 0
        Plus: Management incentive payments          625                 0                625                 0
      Adjusted EBITDA                             $1,041              $230             $1,271            $1,184
      Percent of net sales                          14.5%              8.1%              12.7%              9.4%

      As can be seen, net income and EBITDA increased considerably in 2005 compared to 2004, however we believe this results in a misleading comparison because all of this increase came as a result of the absence of the management incentive and operating lease payments in 2005. It is our belief that results actually deteriorated in 2005. We concede this information is disclosed prominently elsewhere in the prospectus, but feel our proposed "adjusted EBITDA" methodology results in overall better disclosure.

      BUSINESS, PAGE 34

      HISTORY, PAGE 34

      19. WE NOTE ON PAGE F-7 THAT ORCHIDS ACQUISITION GROUP, INC. WAS FORMED IN 2003 FOR THE PURPOSE OF ACQUIRING THE COMPANY. IT IS NOT APPARENT HOWEVER, WHY THE FORMATION OF ORCHIDS ACQUISITION GROUP, INC. FACTORED INTO THE OVERALL BUSINESS STRATEGY OF THE COMPANY AND THE DECISION TO GO PUBLIC. ON A SUPPLEMENTAL BASIS, PLEASE PROVIDE INFORMATION, IN THE FORM OF A DIAGRAM OR OTHERWISE, THAT DELINEATES THE OWNERSHIP STRUCTURE AND SHARE OWNERSHIP OF THE COMPANY AND ORCHIDS ACQUISITION GROUP, INC. PRE-MERGER. FURTHER, PLEASE INFORM US OF THE REASONS FOR THE FORMATION OF ORCHIDS ACQUISITION GROUP, INC. AND WHY SUCH FORMATION WAS NECESSARY TO THE COMPANY'S OVERALL BUSINESS STRATEGY.

            Response: OAG was formed in 2003 for the sole purpose of acquiring all of the capital stock of the Company. It was a holding company with its sole asset consisting of the

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            capital stock of the Company. To simplify the corporate structure, OAG was merged with and into the Company in April 2005. As a result of the merger, the ownership structure of the Company is identical to that of OAG prior to the merger.

      20. WITH A VIEW TOWARD DISCLOSURE, EXPLAIN TO US IN NECESSARY DETAIL HOW THE ACQUISITION CAME ABOUT. DISCUSS THE FEES AND COMPENSATION ARRANGEMENTS -- INCLUDING THE TERMS OF ANY SECURITIES ISSUANCES, EXPLAIN HOW IT ORIGINATED, DESCRIBE ANY NEGOTIATIONS AND CLARIFY WHO PARTICIPATED AND IN WHAT CAPACITY. FOR EXAMPLE, WHERE MEMBERS OF THE BOARD ALSO HAD INTERESTS IN THE OTHER PARTY OR IN AN AFFILIATED PARTY, MAKE CLEAR ON WHOSE BEHALF EACH WAS ACTING. WE MAY HAVE FURTHER COMMENTS.

            Response: In addition to its regular activities as an NASD member broker/dealer, Taglich Brothers agreed to a joint venture with Weatherly Group, LLC (the "Venture") in early 2000 to pursue the sourcing and sponsoring of management buyouts of small private companies. Orchids represents the third such transaction completed by the Venture, and it remains regularly engaged in the activity of sponsoring management buyouts.

            Until its purchase by OAG, Orchids was owned by a fund managed by the private equity firm of Dimeling, Schreiber and Park ("DS&P"). After the death of a founder, DS&P began an effort to liquidate the fund's remaining assets. Aware of Weatherly's business, DS&P contacted Thomas A. McFall of Weatherly in 2002 to ascertain his interest in bidding for some or all of the properties. Weatherly ultimately decided to pursue the acquisition of Orchids. Mr. McFall, along with Doug Hailey of Taglich Brothers, first visited the Oklahoma facilities in July 2003. Weatherly submitted an indication of interest for the company to US Bancorp Piper Jaffray, then representing DS&P in the sale, which was ultimately accepted.

            OAG was then formed for the exclusive purpose of effecting the acquisition, and executed a Purchase and Sale Agreement with DS&P for the purchase of Orchids on November 12, 2003. The Venture continued to conduct due diligence and to search for debt financing, ultimately choosing a syndicate headed by the Bank of Oklahoma.

            A founders group was then formed to assume the risks associated with the transaction if it were to fail, as well as to establish a mechanism to provide the performance incentive customarily received in its management buyout transactions. Proceeds from stock sales to the founders were used to fund due diligence expenditures. The names of the founders, amounts invested and their positions are detailed below. All share information has been adjusted to reflect the 2.744 to one stock split that was completed earlier this year in preparation for the IPO:

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


                                                                                          NUMBER OF
                                                                                          FOUNDERS'
                                                                                            SHARES     PRICE     DOLLARS
                      NAME OF FOUNDER                      POSITION                       PURCHASED     PAID    INVESTED
            -----------------------------------  --------------------------------         ---------   -------   --------
            Michael P. Sage                      Orchids Executive                          17,666    $  0.14   $  2,500
            Ronald E. Hawkinson                  Orchids Executive                           8,834       0.14      1,250
            Keith R. Schroeder                   Orchids Executive                           2,945       0.14        417
            Michael N. Taglich                   Taglich Brothers Principal                 88,609       0.14     12,539
            Robert F. Taglich                    Taglich Brothers Principal                 88,609       0.14     12,539
            Douglas E. Hailey                    Taglich Brothers Employee                  48,623       0.14      6,880
            Michael Brunone                      Taglich Brothers Employee                   4,117       0.14        583
            Richard C. Oh                        Taglich Brothers Employee                   5,489       0.14        777
            Aldo Kokot                           Taglich Brothers Employee                   1,372       0.14        194
            Vincent Palmieri                     Taglich Brothers Employee                   4,117       0.14        583
            Robert Schroeder                     Taglich Brothers Employee                   3,535       0.14        500
            Antonio Melo                         Taglich Brothers Employee                  10,602       0.14      1,500
            Ledgemaize Realty Trust              Affiliate of Weatherly Principal           68,827       0.14      9,739
                                                                                          --------    -------   --------
                                                                                           353,345    $  0.14   $ 50,000

            In February 2004, Taglich Brothers was engaged by OAG to act as placement agent for a private placement of $5.9 million of common stock and $2.15 million of subordinated debentures with warrants. The price of the common shares ($10 pre-split, $3.64 post split) was calculated so that the founders' share would result in 17.7% ownership, giving the founders a performance incentive approximating that achieved by private equity sponsors.

            Taglich Brothers did not receive a fee in connection with its services as placement agent. However, certain principals and employees of Taglich Brothers were allowed the opportunity to purchase founders' shares in OAG as shown above.

            Directors, former directors, principal stockholders of the Company as well as all principals, employees or affiliates of Taglich Brothers and Weatherly that participated in the private placement are presented below:

                                                                                         AMOUNT OF     PRICE     SHARES
              PRIVATE PLACEMENT PARTICIPANT                POSITION                     INVESTMENT      PAID    RECEIVED
            -----------------------------------  --------------------------------       ----------    -------   --------
            Michael N. Taglich                   Principal of Taglich Brothers          $  500,000    $  3.64    137,222
            Robert F. Taglich                    Principal of Taglich Brothers             500,000    $  3.64    137,222
            Douglas E. Hailey                    Employee of Taglich Brothers               50,000    $  3.64     13,722
            Gary Arnold                          Client of Taglich Brothers                400,000    $  3.64    109,777
            B. Kent Garlinghouse                 Client of Taglich Brothers                250,000    $  3.64     68,611
            E.H. Arnold                          Client of Taglich Brothers                480,000    $  3.64    131,732
                                                                                        ----------              --------
                                                                                        $2,180,000               598,286

            Table excludes founders shares reported elsewhere for Messrs.
              Taglich, Taglich & Hailey as well as shares issuable pursuant to subordinated debenture warrants for Messr. Arnold, Arnold & Hailey

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            Management did not participate in the private placement, but purchased 27,472 (post-split) shares directly from OAG for $100,000, the same price ($3.64 per share) paid by the investors in the private placement.

            OAG paid a closing fee of $750,000 to the Venture for its efforts in putting the transaction together, which was shared evenly by the two entities. The Venture also entered into a management services agreement with the Company which provides for an annual management fee of $325,000. Weatherly receives $105,000 of this amount, with the balance being paid to Taglich Brothers. The management services agreement has been amended and restated, as disclosed in the registration statement.

            In order to provide further clarification regarding the above matters, we have provided additional disclosures in the sections entitled "Business - History" on page 42 and "Certain Relationships and Related Party Transactions" on page 57.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS, PAGE 41

      21. CONSISTENT WITH THE REQUIREMENTS OF ITEM 101(C)(1)(XII) OF REGULATION S-K, PROVIDE EXPANDED DISCLOSURE REGARDING THE ENVIRONMENTAL REGULATIONS TO WHICH YOUR OPERATIONS ARE SUBJECT. IN THIS REGARD, WE NOTE THE DISCLOSURE IN THE RISK FACTOR SECTION OF THE PROSPECTUS REFERENCES WHAT APPEARS TO BE A VARIETY OF REGULATIONS THAT IMPACT YOUR OPERATIONS. PLEASE ENSURE THE DISCUSSION ON PAGE 41 SUPPLEMENTS THE INFORMATION REFERENCED IN THE RISK FACTOR. IF YOU HAVE BEEN IDENTIFIED AS A POTENTIALLY RESPONSIBLE PARTY FOR STATE OR FEDERAL ENVIRONMENTAL PURPOSES, DISCLOSE THE PARTICULARS.

            Response: The Company has revised the section entitled " Business - Environmental, Health and Safety Matters" on page 49 to provide expanded disclosure regarding the environmental regulations to which the Company is subject. In this regard, the Company has considered the variety of regulations mentioned in the risk factor entitled "Our business is subject to extensive governmental regulation and any imposition of new regulations or failure to comply with existing regulations could involve significant additional expense" on page
            11. The Company has not been named as a potentially responsible party for state or federal environmental purposes.

MANAGEMENT, PAGE 42

BOARD COMMITTEES, PAGE 43

      22. WE NOTE YOU INCLUDE A DISCUSSION OF AND THE VARIOUS FUNCTIONS CARRIED OUT BY YOUR AUDIT COMMITTEE. PLEASE NOTE THAT REGULATION S-X, RULE 2-01(C)(7)(I) REQUIRES ALL AUDIT AND NON-AUDIT SERVICES PERFORMED BY THE AUDITOR BE PRE-APPROVED BY THE AUDIT COMMITTEE. IN THIS REGARD, AN AUDIT COMMITTEE IS

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            REQUIRED TO ESTABLISH A PRE-APPROVAL POLICY REGARDING THE SERVICES PERFORMED BY THE INDEPENDENT AUDITOR. IF APPLICABLE, PLEASE DISCLOSE THAT YOUR AUDIT COMMITTEE DOES HAVE AN ESTABLISHED AND FOLLOWED PRE-APPROVAL POLICY, OR EXPLAIN TO US AND DISCLOSE WHY NO SUCH POLICY HAS BEEN ESTABLISHED.

            Response: The audit committee charter requires that the audit committee pre-approve any audit or permissable non-audit engagement or relationship between the Company and its auditors. It also contemplates that the audit committee may establish a more detailed pre-approval policy. We have been informed by the audit committee that the audit committee intends to establish such a policy prior to the registration statement becoming effective.

      23. EXPAND YOUR DISCLOSURE FOR MESSRS. SCHROEDER, MCFALL AND ARNOLD TO PROVIDE COMPLETE FIVE YEAR BIOGRAPHICAL SKETCHES WITHOUT GAPS OR AMBIGUITIES WITH REGARD TO TIME OR THE CAPACITIES IN WHICH THE INDIVIDUALS SERVED THE IDENTIFIED ENTITIES.

            Response: The Company has revised the biographies of Messrs. Schroeder, McFall and Arnold to eliminate any gaps or ambiguities with regard to the time or the capacities in which the individuals served various identified entities.

      24. IF THE UNDERWRITERS WILL ENGAGE IN AN ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES, PLEASE DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY.

            Response: The underwriters have informed the Company that they do not presently intend to engage in an electronic offer, sale or distribution of the shares.

      25. WE NOTE THE DISCLOSURE ON PAGE 12 IN THE RISK FACTOR DISCUSSION REGARDING THE TAGLICH BROTHERS, INC.'S ABILITY, IN ITS SOLE DISCRETION, TO RELEASE PARTIES THAT WILL BE SUBJECT TO THE LOCK-UP "AT ANY TIME OR FROM TIME TO TIME WITHOUT NOTICE" AND THAT THERE ARE "NO PRE-ESTABLISHED CONDITIONS TO WAIVING THE TERMS OF THE LOCK-UP." PLEASE ADVISE US WHETHER THERE ARE ANY AGREEMENTS, UNDERSTANDINGS OR INTENTIONS, TACIT OR EXPLICIT, TO RELEASE ANY OF THE SHARES FROM THE LOCK-UPS PRIOR TO THE EXPIRATION OF THE CORRESPONDING PERIOD. WE MAY HAVE FURTHER COMMENTS.

            Response: The underwriters have informed the Company that there are no agreements, understandings or intentions, tacit or explicit, to release any of the shares from the lock-up prior to the expiration of the lock-up period. Pursuant to the terms of the lock-up agreement, the underwriters may waive the lock-up restrictions, but intends to do so only in extraordinary circumstances such as death, divorce or financial necessity.

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


CERTAIN MATERIAL U.S. FEDERAL INCOME, PAGE 58

      26. THE READER IS ENTITLED TO RELY ON THE DISCLOSURE YOU PROVIDE. IT IS INAPPROPRIATE TO SUGGEST ON PAGE 60 THAT THE DISCLOSURE IS "FOR GENERAL INFORMATION ONLY" AND THAT THE READER "SHOULD CONSULT" WITH ITS OWN ADVISORS. YOU MAY RECOMMEND THAT COURSE OF ACTION, HOWEVER.

            Response: The Company has revised the first paragraph in the section entitled "Certain Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders" to eliminate the suggestion that the disclosure is "for general information only" and that the reader "should consult" with its own tax advisors. However, in accordance with the Staff's comment, the Company has recommended that the reader consult with its own tax advisors.

EXHIBITS

      27. ADVISE US WHETHER EXHIBIT 10.8 REFERENCES THE TWO PURCHASE AGREEMENTS DISCLOSED ON PAGE 28. ENSURE THAT YOU FILE AS EXHIBITS AND DESCRIBE IN NECESSARY DETAIL ALL MATERIAL CONTRACTS AND PLEASE FILE SUCH AGREEMENTS WITH YOUR NEXT AMENDMENT.

            Response: Exhibit 10.8 discloses two related purchase agreements pertaining to the new paper machine, as described in the section entitled "Management Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Contractual Obligations" on page 34 of the registration statement. The Company has expanded the discussion of its contractual obligations related to the new paper machine to disclose the relationship between that discussion and the purchase agreements included as Exhibit 10.8.

STATEMENTS OF INCOME, PAGE F-4

      28. WE NOTE YOU HAVE INCLUDED THE BASIC AND DILUTED NET INCOME (LOSS) PER SHARE FOR THE SUCCESSOR'S TEN-MONTH PERIOD ENDED DECEMBER 31, 2004 ON THE FACE OF THE FINANCIAL STATEMENTS AS WELL AS IN THE NOTES TO FINANCIAL STATEMENTS, NOTE 8 - EARNINGS PER SHARE, INCLUDED ON PAGE F-15. PLEASE EXPLAIN TO US WHY YOU HAVE PRESENTED THE CALCULATION FOR THIS PERIOD ONLY. INCLUDE ANY APPLICABLE ACCOUNTING LITERATURE TO SUPPORT YOUR RESPONSE.

            Response: Authoritative literature for the presentation of earnings per share is found in SFAS 128, "Earnings Per Share." Relevant portions of paragraph 6 discusses scope as follows:

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005

                  "This Statement requires presentation of earnings per share by all entities that have issued common stock or potential common stock ... if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. This Statement also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market. This Statement does not require presentation of earnings per share ... in statements of wholly owned subsidiaries..."

            The entity that is making the filing in preparation for the sale of securities is the successor. Prior to inception of the successor, financial statements of the predecessor have been provided to meet the requirements of Regulation S-X. The predecessor was a privately owned company with a substantially different capital structure than that of the successor. We believe that calculation and presentation of earnings per share of the predecessor, based on the predecessor's capital structure, would provide no relevant information to the users of the financial statements.

            If the staff believes that SFAS 128 requires presentation of earnings per share for the predecessor, we would propose to calculate earnings per share using the capital structure of the successor as adjusted for the April 14, 2005, stock split disclosed in Note 1 to the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY, PAGE F-5

      29. WE NOTE A REDUCTION TO ADDITIONAL PAID-IN CAPITAL DURING 2004 IDENTIFIED AS A COST OF COMMON STOCK AND WARRANTS ISSUED OF $646,502. PLEASE EXPLAIN TO US THE NATURE OF THE TRANSACTIONS TO WHICH THIS ADJUSTMENT RELATES AND THE ACCOUNTING LITERATURE YOU FOLLOWED TO SUPPORT THE TREATMENT OF THE COST.

            Response: OAG incurred $876,250 of direct costs in connection with its formation and the sale of its common stock and subordinated debentures. These costs included preparation of the offering document, printing, sales commissions and similar costs associated with such an offering. The total costs were allocated between the common stock and Units, consisting of subordinated debentures and warrants to purchase common stock, on the basis of relative proceeds. The amount allocated to common stock of $646,502 was charged to Additional Paid-In Capital.

            The relevant accounting literature is found in paragraph 28 of APB Opinion No. 9: "...the following should be excluded from the determination of net income or the results of operations under all circumstances: (a) adjustments or charges or credits resulting from transactions in the company's own capital stock..."

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


NOTES TO FINANCIAL STATEMENTS, PAGE F-7

      NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, PAGE F-11

      30. WE NOTE THE INCLUSION OF NON-DEPRECIABLE MACHINERY AND EQUIPMENT IDENTIFIED AS PARTS AND SPARES AS PROPERTY, PLANT AND EQUIPMENT. PLEASE EXPLAIN TO US WHY YOU CONSIDER THESE ITEMS TO BE PROPERTY AS COMPARED TO INVENTORY. INCLUDE ANY APPLICABLE ACCOUNTING LITERATURE TO SUPPORT YOUR RESPONSE.

            PLEASE ALSO EXPLAIN TO US THE METHODOLOGY YOU USE TO DETERMINE IF AN IMPAIRMENT RELATED TO THESE ITEMS HAS OCCURRED.

            Response: ARB 43, Chapter 4, paragraph 3, provides the following:
            "The term inventory embraces goods awaiting sales (the merchandise of a trading concern and the finished goods of a manufacturer), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies). This definition of inventories excludes long-term assets subject to depreciation accounting, or goods which, when put into use, will be so classified."

            The Company believes this definition of inventory excludes parts and spares which it includes in property and equipment. Parts and spares will ultimately be used to extend the useful lives of the related equipment. They will be subject to depreciation when they have actually been installed and used in operations.

            Parts and spares are included with the machinery and equipment to which they relate whenever property, plant and equipment is reviewed for impairment as described in the accounting policy Impairment of long-lived assets on page F-14.

      NOTE 5 - LONG TERM DEBT, PAGE F-12

      31. IN YOUR DISCUSSION REGARDING SHARES ISSUED TO "FOUNDERS" FOR $.39 PER SHARE YOU STATE THAT ORCHIDS ACQUISITION SOLD ITS COMMON STOCK FOR $10 PER SHARE. PLEASE EXPLAIN TO US HOW ORCHIDS ACQUISITION DETERMINED A VALUE OF $10 PER SHARE WAS APPROPRIATE. INCLUDE ANY APPLICABLE LITERATURE UTILIZED TO SUPPORT YOUR RESPONSE.

            Response: For purposes of clarification, the figures presented in the Financial Statements are pre-split numbers and the post-split figures are $.14 per share and $3.64 per share. As discussed in response to comment 20, the price of the common shares was calculated so that the founders' share would result in 17.7% ownership, giving the founders a performance incentive approximating that customarily achieved by private equity sponsors.

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


      32. WE NOTE YOUR DISCLOSURE THAT THE DIFFERENCE BETWEEN $10 PER SHARE AND $.39 PER SHARE WAS REPORTED AS COMPENSATION EXPENSE FOR THE TEN-MONTH PERIOD ENDED DECEMBER 31, 2004 TOTALING $103,106. THIS SEEMS TO IMPLY THAT THERE WERE ONLY 10,729 ($103,106/$9.61) SHARES PURCHASED BY "FOUNDERS". HOWEVER WITHIN YOUR DISCUSSION OF CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS ON PAGE 49, YOU DISCLOSE THAT ORCHIDS ACQUISITION GROUP ISSUED 353,345 SHARES OF FOUNDERS STOCK AT A PURCHASE PRICE OF $.14 PER SHARE. PLEASE EXPLAIN TO US AND DISCLOSE THE FOLLOWING:

              o THE DIFFERENCE BETWEEN THE IMPLIED NUMBER OF SHARES AND THE AMOUNT DISCLOSED ON PAGE 49, AND

              o THE DIFFERENCE BETWEEN THE PURCHASE PRICE DISCLOSED IN NOTE 5 OF $.39 PER SHARE AND THE $.19 PER SHARE DISCLOSED ON PAGE 49.

            INCLUDE ANY APPLICABLE ACCOUNTING LITERATURE YOU USED TO SUPPORT YOUR RESPONSE.

            Response: There were a total of 128,751 "Founders" shares issued at $.39 per share. Of these shares, 10,729 shares were purchased by the Company's management. In accordance with Statement of Financial Accounting Standard No. 123, the difference between the determined stock value of $10 per share and the actual price per share of $.39 was recorded as compensation expense (($10 - $.39)*10,729 shares = $103,106).

            The shares and the price per share on page 57 take into account the
            2.744 for 1 stock split. Also, the number of shares on page 57 includes all of the "Founders" shares, not just the shares purchased by management.

            Total "Founders" shares = 128,751 * 2.744 = 353,345 (rounded), as reported on page 57 Price = $.39 per share / 2.744 = $.14 per share, as reported on page 57.

            We have revised the wording in Note 5 of the Financial Statements to restate all numbers on a post-split basis.

      NOTE 7 - INCOME TAXES, PAGE F-14

      33. PLEASE DISCLOSE THE SIGNIFICANT COMPONENTS OF INCOME TAX EXPENSE ATTRIBUTABLE TO CONTINUING OPERATIONS FOR EACH YEAR PRESENTED. SUCH INFORMATION SHOULD INCLUDE THE AMOUNT OF CURRENT AND DEFERRED TAX EXPENSE OR BENEFIT, TAX CREDITS OR CARRYFORWARDS AND OTHER APPLICABLE INFORMATION. REFER TO FAS 109 PARAGRAPH 45 FOR FURTHER GUIDANCE.

H. Roger Schwall
Securities and Exchange Commission
June 1, 2005


            RESPONSE: The significant components of tax expense are presented on the Statements of Income on page F-4. None of the items identified in paragraph 45 of SFAS No. 109 are present for any of the years presented.

      We acknowledge receipt of your oral comment on May 20, 2005, relating to the discrepancy in the price of founder stock referenced in the section entitled "Certain Relationships and Related Party Transactions" and Part II - Item 15 and refer you to our response to comment 32. We have revised the disclosure to clarify the impact of the stock split on the price of our common stock.

                                    *   *   *

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at 312-602-5025, C. Brendan Johnson at 314-259-2438, or Brian Feezel at 314-259-2467, or any of us by fax at 314-259-2020.

Very truly yours,

/s/ Donald Figliulo
Donald Figliulo


cc:   Mark Wojciechowski
      Mellissa Campbell Duru
      April Sifford
      Timothy Levenberg
           Securities and Exchange Commission
      Keith Schroeder
           Orchids Paper Products Company
      Jim Taylor
           Tullius Taylor Sartain & Sartain LLP